Exhibit 99.1

Update On Clinical Trial Milestone - CytoMed Therapeutics Achieves Completion of Dose Level 1 of its ANGELICA TRIAL, and Proceeding to Dose Level 2 in Patients with Advanced Solid Tumors or Haematological Malignancies

SINGAPORE, July 21, 2025 — Further to our announcement filed on Form 6-K on November 20, 2024, CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor blood-derived, cell-based allogeneic therapies for the affordable treatment of blood and solid cancers, is pleased to announce the successful completion of dose level 1 for its first-in-human Phase I dose-escalation clinical trial (NCT05302037) (“ANGELICA Trial”) for four late stage cancer patients and is scheduled to start dose level 2 of the ANGELICA Trial in third quarter of 2025.

The ANGELICA Trial evaluates the safety and tolerability of allogeneic NKG2DL-targeting chimeric antigen receptor-grafted (CAR) gamma delta T cells (CTM-N2D) in the treatment of a basket of cancer indications that include advanced solid and haematological malignancies. Refer to our announcement on Form 6K on October 7, 2024 for more information regarding the ANGELICA Trial.

CTM-N2D uses a subtype of T cells known as gamma delta T cells which are derived from healthy donors, which are expanded and modified to express CAR that targets NKG2DL that are commonly present in many cancers. CTM-N2D can be infused into patients without the need for donor-patient compatibility matching.

This differs from conventional CAR-αβ T cell therapies that typically involve the collection of patient’s own blood cells and modifying these cells to express cancer-targeting CARs. The modified αβ T cells are then re-infused back into the patient to target and kill cancer cells. Unlike chemotherapy that targets all actively dividing cells including healthy ones, CAR-T cells specifically recognize targets (antigen) present on cancer cells to kill them.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer